UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 33-53542

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation

7130 South Lewis, Suite 1000

Tulsa, Oklahoma 74136

Unit Corporation

Employees' Thrift Plan

Index

December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Schedule H, Line 4j - Schedule of Reportable Transactions	13

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Unit Corporation Employees’ Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unit Corporation Employees’ Thrift Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tulsa, Oklahoma

June 28, 2005

Unit Corporation

Employees' Thrift Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value (Notes 2, 4 and 5)
Registered mutual funds	$20,673,904	$15,624,196
Common stock of Unit Corporation	15,901,779	9,553,370
Participant loans	4,263	11,681
Total investments	36,579,946	25,189,247
Receivables
Employer's contribution	1,889,626	1,409,836
Employees' contribution	---	62,451
Accrued interest and dividends	16,621	6,722
Due from brokers	---	30,862
Total receivables	1,906,247	1,509,871
Total assets	38,486,193	26,699,118
Liabilities
Payable to broker	---	89,303
Payable to trustee	---	31,374
Total liabilities	---	120,677
Net assets available for benefits	$38,486,193	$26,578,441

The accompanying notes are an integral part of these financial statements.

Unit Corporation

Employees' Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Investment income
Interest and dividend income	$202,057	$156,802
Net appreciation in fair value
of investments	7,505,779	4,138,721
	7,707,836	4,295,523
Contributions
Employer	1,884,713	1,407,464
Employee	2,643,677	1,996,588
Rollovers	99,233	220,939
Transfers in (Note 1)	1,876,153	360
Total additions	14,211,612	7,920,874
Deductions
Distributions	(2,303,860)	(777,122)
Net increase	11,907,752	7,143,752
Net assets available for benefits
Beginning of the year	26,578,441	19,434,689
End of the year	$38,486,193	$26,578,441

The accompanying notes are an integral part of these financial statements.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the “Company”), the Plan sponsor. Bank of Oklahoma, N.A., serves as trustee for the Plan under a trust agreement dated August 1, 1985. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any service month immediately following the attainment of age 21 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 100% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to Internal Revenue Service (“IRS”) maximum contribution limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute to the Plan a specified percentage of participant contributions determined by the Company's Board of Directors, limited to 6% of participant compensation. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined by the Board of Directors from time to time. The Company contribution for 2004 was $1,884,713, which was 100% of participating employees first 6% of contributions. The Company contribution for 2003 was $1,407,464, which was 100% of participating employees first 6% of contributions.

Transfers In

Effective June 25, 2004, the Serdrilco, Inc. 401(k) Savings Plan was merged into the Plan, which resulted in $1,555,248 in assets transferred into the Plan during 2004.

Participants’ Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, if any, and Plan earnings. Plan earnings are allocated based on account balances as of the preceding valuation date, plus the proportionate allocation of contributions received since the previous valuation date. The benefit to which a participant is entitled is that which can be derived from the participant’s vested account.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

Vesting, Payment of Benefits and Forfeitures

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of the Company's contribution and related earnings is based on years of employee service or the attainment of normal retirement age for Company contributions made before 1999 and are as follows:

Nonforfeitable
Vesting Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

In 1999, the Company began matching under the IRS Safe Harbor rules which require these contributions to be immediately 100 percent vested.

Normal retirement age is 65. Participants may generally elect the form of payment from several options, including a lump sum payment or by transferring to another plan which is qualified under Section 401(c) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability, or retirement. Participants forfeit the nonvested portion of their account upon distribution of vested benefits. Forfeited nonvested amounts, which were not significant in 2004 or 2003, reduce the amount of employer matching contributions for the Plan year in which participants receive a distribution of their entire vested account.

Withdrawals

Participants may withdraw their salary reduction contributions only upon termination, attainment of age 59–1/2 or normal retirement age or in the event of hardship as defined under the IRS Code. The vested portion of Company contributions may be withdrawn only upon termination of employment or attainment of age 59-1/2 if 100% vested.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

Investment Options

The Plan provides for the participant contributions to be invested at the election of the participant into any combination of the following options:

American Performance Cash Management Fund

The American Performance Cash Management Fund seeks current income with liquidity and stability of principal by investing in U.S. dollar denominated, high-quality short-term debt and other short-term obligations of high quality.

PIMCO Total Return Fund

The PIMCO Total Return Fund is a high quality, well-diversified, intermediate maturity portfolio that seeks to maintain the value of original investments and to prudently maximize investments earnings.

Dodge & Cox Balanced Fund

The Dodge & Cox Balanced Fund seeks conservation of principal and long-term growth of principal of income by investing in a diversified portfolio of common stocks, preferred stocks, and fixed income securities.

PIMCO Capital Appreciation Fund

The PIMCO Capital Appreciation Fund seeks capital growth by primarily investing in common stocks of companies with capitalization of at least $100 million.

Neuberger & Berman Partners Trust Fund

The Neuberger & Berman Partners Trust Fund seeks capital growth by investing in preferred stocks, convertible securities, and debt securities.

Neuberger & Berman Genesis Trust Fund

The Neuberger & Berman Genesis Trust Fund seeks capital appreciation by primarily investing in common stocks of companies with market capitalization of less than $1.5 billion.

American Performance Equity Fund

American Performance Equity Fund seeks growth of capital and, secondarily, income. The fund normally invests at least 70% of assets in a diversified portfolio of common stocks and convertible securities.

American Performance Balanced Fund

American Performance Balanced Fund seeks current income; long-term capital growth is secondary. The fund invests in both equities and debt securities, but it maintains at least 25% of assets in fixed-income securities.

Fidelity Advisors Mid Cap Fund

Fidelity Advisor Mid Cap Fund seeks long-term growth capital. The fund normally invests at least 65% of assets in companies with medium market capitalizations.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

Janus Fund

Janus Fund seeks long-term capital growth consistent with preservation of capital. The fund invests primarily in common stocks of larger, more-established companies, though it may invest in a large number of issuers of any size.

T. Rowe Price New Horizons Fund

T. Rowe Price New Horizons Fund seeks capital appreciation; current income is not a factor. The fund invests primarily in common stocks of small, rapidly growing companies.

Vanguard 500 Index Fund

Vanguard 500 Index Fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index.

Vanguard Fixed Income Security Fund

Vanguard Long-Term Corporate Bond Fund seeks current income consistent with maintenance of principal and liquidity.

American Growth Fund

The American Growth Fund of America seeks capital growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth capital. The fund is investors with a long-term investment horizon.

American Washington Mutual Investor Fund R3

The American Washington Mutual Fund Investor Fund seeks to produce current income and to provide an opportunity for growth of principal. The Fund invests primarily in common stocks or larger, more established companies that have a strong record of earnings and dividends.

Hotchkis & Wiley Mid-Cap Value Fund

The Hotchkis Wiley Mid-Cap Fund seeks current income and long-term growth of income, accompanied by growth of capital. The fund normally invests at least 65% of assets in stocks issued by domestic companies with market capitalizations between $750 million and $5 billion.

American AAdvantage Small-Cap Value Fund

The American AAdvantage Small-Cap Value fund seeks long-term capital appreciation and current income. At least 80% of the total assets of the Fund are invested in equity securities of U.S. companies with market capitalizations of $2 billion or less at the time of investment.

Common Stock of Unit Corporation

The Unit Corporation common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company. Once the common stock has been contributed to the Plan, the participants may sell the common stock and allocate the proceeds to other funds in the Plan. All other funds are participant directed.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in Unit Corporation Common Stock are stated at current market value as established by quoted market prices in an active market. All other investments, which are registered open-ended mutual funds, are valued at the net asset value of shares held by the Plan at year-end.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on an accrual basis.

Administrative Expenses

The costs of administering the Plan are borne by the Company and are not reflected in the accompanying financial statements. Such costs totalled approximately $45,300 and $27,000 for the years ended December 31, 2004 and 2003, respectively.

Payment of Benefits

Distributions are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Investments

All investments were held on behalf of the Plan by the trustee under a trust agreement dated August 1, 1985. Investments held by the Plan representing 5% or more of the Plan’s net assets are as follows:

		Fair
	Shares	Value
December 31, 2004
Registered mutual funds
American Performance Cash
Management Fund	4,554,000	$4,554,000
Dodge & Cox Balanced Fund	52,575	4,171,798
PIMCO Cap Appreciation Fund	134,939	2,396,518
Neuberger & Berman Genesis Trust Fund	82,490	3,519,839
Common stock of Unit Corporation	416,168	15,901,779
December 31, 2003
Registered mutual funds
American Performance Cash
Management Fund	3,943,679	$3,943,679
PIMCO Total Return Fund	147,349	1,578,111
Dodge & Cox Balanced Fund	42,178	3,080,646
PIMCO Cap Appreciation Fund	158,940	2,525,557
Neuberger & Berman Genesis Trust Fund	69,585	2,576,739
Common stock of Unit Corporation	405,663	9,553,370

During 2004 and 2003, the Plan’s investments (including gains or losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003

Mutual funds	$1,667,131	$(1,068,985)
Common stock	5,838,648	5,207,706
Net Appreciation in fair value of investments	$7,505,779	$4,138,721

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

5.	Nonparticipant-Directed Investments

The following tables set forth information related to the Unit Corporation common stock fund’s assets available for benefits as of December 31, 2004 and 2003 and the changes in such assets for the years then ended.

	2004	2003

Net assets
Unit Corporation common stock	$15,901,779	$9,553,370
Employer's contribution receivable	1,889,626	1,409,836
Employees' contribution receivable	---	13,350
	$17,791,405	$10,976,556

Changes in net assets
Contributions	$2,448,229	$1,841,384
Net appreciation	6,069,058	2,229,910
Distributions	(906,708)	(378,033)
Transfers	(795,730)	(447,711)
	$6,814,849	$3,245,550

6.	Income Tax Status

A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the IRS in August 2001 covering amendments to the Plan subsequent to its previous determination letter obtained in June 1998. There have been amendments since the August 2001 determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Unit Corporation

Employees' Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003

8.	Benefits Due to Participants

At December 31, 2004 and 2003, there were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid.

9.	Party-In-Interest

Certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $15,901,779 and $9,553,370 at December 31, 2004 and 2003, respectively.

10.	Subsequent Event

Effective February 25, 2005, Sauer Drilling Company 401 (k) was merged into the Unit Corporation Employees’ Thrift Plan, which resulted in approximately $1.5 million in assets being transferred into the Plan.

Unit Corporation

Employees' Thrift Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

		Description of			Current
	Identity of Issue	Investment	Shares	Cost	Value

	Hotchkis & Wiley Mid-Cap Value Fund	Mutual Fund	7,844	$195,919	$213,279
	American Performance Cash Management Fund	Mutual Fund	4,554,000	4,554,000	4,554,000
	PIMCO Total Return Fund	Mutual Fund	162,523	1,733,143	1,734,118
	Dodge & Cox Balanced Fund	Mutual Fund	52,575	3,587,659	4,171,798
	PIMCO Capital Appreciation Fund	Mutual Fund	134,939	2,484,294	2,396,518
	Neuberger & Berman Partners Trust Fund	Mutual Fund	46,577	744,518	899,869
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	82,490	2,626,532	3,519,839
	American Washington Mutual Investors Fund R3	Mutual Fund	22,118	636,620	678,125
	American AAdvantage Small-Cap Value Fund	Mutual Fund	5,202	94,118	103,574
	Fidelity Advisors Mid Cap Fund	Mutual Fund	20,221	413,189	509,982
	American Growth Fund	Mutual Fund	22,595	564,408	612,327
	T Rowe Price New Horizons Fund	Mutual Fund	11,603	276,763	339,280
	Vanguard 500 Index Fund	Mutual Fund	5,215	517,404	582,190
	Vanguard Fixed Income Security Fund	Mutual Fund	37,592	347,445	359,005
*	Unit Corporation	Common Stock, $0.20 par value	416,168	7,063,837	15,901,779
*	Participant loans	Interest rate of 5.28% to 9%
		maturity April 30, 2007 through
		November 30, 2007		---	4,263
				$25,839,849	$36,579,946

* Represents investments which qualify as party-in-interest.

Unit Corporation

Employees' Thrift Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2004

					Current
	Identity of				Value of
	Party Involved/				Asset	Net
Number of	Description of	Purchase	Selling	Cost of	on Date of	Gain or
Transactions	Assets	Price	Price	Asset	Transaction	(Loss)

Series
321	BOSC Inc./		$2,834,417	$1,440,483	$2,834,417	$1,393,934
	Unit Corporation
	Common Stock
348	BOSC Inc./	$2,199,208		$2,199,208	$2,199,208
	Unit Corporation
	Common Stock

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By: /s/ Mark E. Schell	Date: June 28, 2005

Mark E. Schell

Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm